

Mail Stop 3561

May 13, 2008

Shi Huashan
Chairman and Chief Executive Officer
Energroup Holdings Corporation
No. 9, Xin Yi Street, Ganjingzi District
Dalian City, Liaoning Province, PRC 166 96

> **Re:     Energroup Holdings Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed April 29, 2008**
> **File No. 333-149171**

Dear Mr. Huashan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment number 2. Please revise the statements described in the ninth and tenth bullet points of your response to state that they represent management's belief.

Prospectus Cover Page

2. Please indicate the price at which the selling security-holders will sell their shares, even if it is at prevailing market prices.

Summary Consolidated Financial Data, page 7

3. Please conform the amounts for "Comprehensive income" to the amounts presented in the table at the bottom of page F-6.

Supplementary Financial Information, page 8

4. It appears that the sum of the four quarterly periods for each line item within each year continues to not equate to the corresponding annual amount presented on page 7. Please revise. Additionally, add a line for "net income" for each year that sums to the corresponding annual amount on page 7.

Industry Overview, page 11

5. We note your response to our prior comment number 10. Please clarify whether your disclosure continues to include information supplied by China Meat Association. If this information is still included, please identify the source in your disclosure and include the proper consent. In addition, to the extent data, statistics or facts are attributed to your own independent research, please qualify all such information by stating that it represents management's belief.

Supply of Pigs, page 22

6. We note your new disclosure in the fourth paragraph on page 22 that you normally pay higher than the average price per pig. Please reconcile this with your disclosure elsewhere that your suppliers supply you with pigs "based on the current prevailing market price for pigs." In addition, discuss how this price is determined and whether you have firm commitments from your suppliers to sell at "market" price. Finally, disclose here, in the risk factors section and in the related party transactions section, the aggregate amount you paid to Dalian Chuming Group Co. Ltd. for the periods presented in the financial statements, and how you determined how much you would pay Group for pigs.

Risk Factors, page 31

7. We note your response to our prior comment number 26. Please relocate the Risk Factors section so that it immediately follows the Summary section. See Item 503 of Regulation S-K or Regulation S-B.

Comparison of Years Ended December 31, 2007 and December 31, 2006, page 60

Sales

8. In regard to sales, we believe that comparative tables for corresponding periods presenting sales by product group as a percent of total sales for the applicable year, accompanied by an analysis of the material changes in this relationship between periods and the impact of such on your operations and results, would be beneficial to investors. Please revise.

9. For 2007, please specifically state the amount of the increase in the average per-kilogram sale price in total and by product group, and quantify for each product group the dollar amount of the increase in sales associated with such. Also, clarify how Processed Food Products experienced the largest increase in sales volume but not in terms of dollars of sales, and the reason for attributing most of the increase in total sales to Fresh Pork if not due to an increase in volume.

10. Please quantify for each product group the dollar amount of the increase in sales associated with the new franchise operators for 2007, and sales agents, added retailers and new supermarket locations for 2006.

11. For 2006, the sum of the identified increases ($24.9 million) exceeds the increase in total sales ($16.3 million). Please revise your reconciliation of the change between periods, or add disclosure of counterbalancing reductions.

Cost of Sales

12. It appears that the amounts in the column "% of Sales" for each year in the table on page 61 are percentages of the total cost of sales for the respective years. Please revise.

13. It is not clear what information is conveyed to investors by the ratio of cost of sales of each product group to total sales presented in the tables on pages 62 and 64. Please advise us and disclose this meaning.

14. In connection with the two preceding comments, we believe including tables, on a comparative basis between corresponding periods, that presents for each year the (i) cost of sales for each product group as a percentage of the product group's sales, (ii) total cost of sales to total sales and (iii) cost of sales for each product group as a percentage of total cost of sales, accompanied by an analysis of the material changes indicated, would be beneficial to investors. Your analysis should also correlate the impact of the changes in these relationships on your operations and results, and any relevant trend represented.

15. For 2007, please quantify in terms of dollar amount each of the indicated reasons for the increase in cost of sales. Also, explain to us why management is able to only estimate the percentage increase in the cost of live hogs rather than know definitively the amount of such increase.

Gross Profit, page 61

16. Please disclose the reason why you were unable to fully pass along to consumers the effects of increases in your costs of sales.

17. Also, we believe including tables, on a comparative basis between corresponding periods, that presents for each year (i) gross profit for each product group as a percentage of the product group's sales, (ii) total gross profit as a percentage of total sales and (iii) gross profit for each product group as a percentage of total sales, accompanied by an analysis of the material changes indicated, would be beneficial to investors. Your analysis should also correlate the impact of the changes in these relationships on your operations and results, and any relevant trend represented.

18. Refer to previous comment 37. We note added disclosure in other sections of your filing in regards to these items; however, no disclosure has been provided in this section where it is more relevant. Please quantify the future impact of the related expenses on your results.

19. The comparison between 2005 and 2004 is not necessary. Please consider removing.

Contractual Obligations and Off-Balance Sheet Arrangements, page 66

20. Under your "Long-term Hog Procurement Agreement," it appears to us that you are obligated to purchase up to the number of hogs specified for each year in the agreement to the extent that such amount is available. Additionally, it appears this agreement represents a material source for your operations. Accordingly, we continue to believe that this agreement should be reflected in the table of contractual obligations. Since the price of hogs purchased is based on market prices at the time of purchase, it is acceptable to report the annual values for each year in the table based on the market price existing at December 31, 2007. The table values should also reflect any effects that may impact future prices you pay of which you are presently aware. You may provide supplemental disclosure of how the annual amounts were established and any other meaningful information that helps investors evaluate your obligations with respect to this agreement. Additionally, the table should include any recurring material payments you are obligated to make to related parties, including payments of lease obligations of related parties for facilities that you use. You should provide supplemental

disclosure in regard to any amounts so presented in the table to enable investors to have a clear understanding of the associated arrangements.

Audited Financial Statements

Note 1:  The Company and Principal Business Activities, page F-9
(M) Recognition of Revenue, page F-14

21. We note in your response to prior comment 52 that you do not earn franchise fee revenue. However, on page 26 you discuss a one-time start-up fee, amounts collected for equipment and uniforms provided, and an ongoing fee based upon the amount purchased by the showcase stores.  Based on the preceding, it appears that you collect revenue equivalent to an initial franchise fee as well as continuing franchise fees.  In view of the preceding, please disclose your accounting policy for recognizing revenue from these stores and tell us whether these amounts are material in accordance with Rule 5-03.1 of Regulation S-X.  In addition, explain to us how your accounting treatment is in accordance with SFAS 45.  Also in this regard, disclose your accounting policy for the deposits (e.g. equipment, trademark) collected from operators of franchise stores.

Note 3: Restricted Cash, page F-19

22. We note that you must satisfy one of the requirements relating to the restricted cash within 90 days of the closing of the transaction which has now lapsed. Please tell us and disclose whether you have met this requirement, and if not, whether the $1.5 million in restricted cash has been forfeited and your treatment of such amount.  Also, please disclose the status of the other indicated requirements associated with the restricted cash.

Note 6:  Related Party Receivable, page F-20

23. Refer to prior comment 48.  We note that you have offset amounts due to and from related parties and presented the net amount on your balance sheet.  The right of offset exists when all of the conditions in paragraph 5 of FIN 39 are met. If these conditions are not met, related amounts due to and from should be presented on a gross basis.  In particular, we would not expect that amounts associated with separate entities would be subject to offset (e.g., the amount due from Dalian Huayu Seafood Food Co., Ltd. and the amount due to Dalian Mingxing Livestock Product Co., Ltd.).  Please explain to us how the conditions in paragraph 5 of FIN 39 have been satisfied in support of your current presentation, or revise to present the appropriate gross amounts receivable and payable.

24. We note in your response to comment 48 the pervasiveness of transactions with

related parties.  Based on your disclosures, it appears to us that your relationships with related parties are material to your operations for which all reasonable efforts should be undertaken to present the material transactions conducted with such.  Accordingly, please present a summary of the gross amounts of material sales, purchase and other transactions (e.g., support/service arrangements, reimbursement of costs incurred on your behalf, payment of obligations of others related to loans and facilities you use; receipt of proceeds from and repayment of other loans with related parties) conducted with related parties during the years presented in compliance with paragraph 2.c of SFAS 57.  If you are unable to report such amounts, fully and clearly explain to us and <u>disclose</u> the substantive reasons for this inability.

25. It is not clear to us the purpose for presenting in this note the amounts associated with property, plant and equipment.  Please explain, or clarify your disclosure as appropriate.

## Note 8:  Bank Loans, page F-23

26. We note from your disclosures that the outstanding bank loan as of December 31, 2006 was repaid by extinguishing receivables owed to you by the Group.  In this regard, it is not clear to us what the $23.2 million "repayment of bank loans" on the Consolidated Statements of Cash Flows for 2007 represents.  Please explain.

## Note 14:  Operating Segments, page F-26

27. Please disclose the measure of profit or loss for your segments that is evaluated by your chief operating decision maker, pursuant to the first sentence of paragraph 27 of SFAS 131.  If "earnings before tax" or "net income" is this measure, please disclose as appropriate the other applicable items indicated in paragraph 27.  Also, it appears from the "eliminations" column that intersegment revenue exists.  If true, please separately present intersegment revenue associated with each segment pursuant to paragraph 27b of SFAS 131.

## Note 17:  Financing Transaction, page F-28

28. We note your response to prior comment 10.  Your intended treatment for the release of the escrowed shares should be disclosed in the notes to your financial statements for the period ended December 31, 2007.  Please revise to disclose your planned accounting treatment whether shares are distributed to founders or to the investors, as outlined in the prior comment.  Note in this regard that in the event specified earnings targets are not met, shares released to investors should be recorded as an expense analogous to the guidance in Topic 5:T of the Staff Accounting Bulletins (SAB 79).  The release of these shares constitutes a payment made by the founders on behalf of the company and not a compensatory

arrangement. In this situation, the shares placed in escrow were never owned by the investors. In clarification of the guidance from "Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance" in regard to the "Accounting for Shares Placed in Escrow in Connection with an IPO referred to in your response," shares returned to those that contributed them into escrow that are considered to be passive investors potentially may not be considered compensatory. However, in your case, all of the shares contributed into escrow were by an executive, so any return would be considered compensatory.

## Form 10-K for the Year Ended December 31, 2007

29. Please revise the Form 10-K for the above comments as appropriate.

## Part II

30. Explain in more detail the issuance of securities on March 12, 2007 "in reconciliation of transfer records." Specifically, discuss what a "protected purchaser" is and why this required an issuance of securities. In addition, specify the exemption from registration upon which you relied.

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any other questions.

Regards,


Amanda McManus
Branch Chief


cc:     Via Facsimile (310) 208-1154
        Edgar D. Park, Esq.